Filed by HomeGrocer.com, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: HomeGrocer.com, Inc.
                                                   Commission File No. 000-29789


 Questions and Answers posted on HomeGrocer.com, Inc. intranet on July 27, 2000.

        Question 1: Does Webvan have a 401k match?

        Answer: Yes, the current Webvan 401k does have a company match. The first $500 contributed is matched at 100%. Remaining contributions are matched at 25% up to a total annual match of $2,000. The best part is that here is no vesting period (waiting period) on the company match in the current Webvan plan. As is the case with HomeGrocer benefits plans, however, Webvan retains the right to change its benefits plans at any time, at its sole discretion.

        Question 2: Do our health benefits roll right into Webvan or is there a waiting period?

        Answer: There will not be a lapse in coverage (waiting period) during the ultimate conversion to the health plan for the merged company. At this stage we have not yet figured out what the new health benefits will look like. However, regardless of design, there will not be a lapse in coverage.

        Question 3: How will this affect the shares we were able to purchase pre-IPO (Directed Shares)?

        Answer: The shares you purchased as part of the Directed Shares Program will be treated in the same way as any other shares you own. They will be converted to Webvan shares at the exchange ratio of 1.07605 when the deal closes. Remember that those shares will continue to be locked-up, however, and cannot be resold until the 180-day IPO lock-up period ends in mid-September. (Also, any purchase or sale of shares remains subject to the insider trading rules.)